Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

Six Months Ended June 30, 2003
Earnings:
Income before income taxes, net of minority interest in income of affiliates	$487,443
Adjustments:
Net interest expense(1)	52,615
Amortization of capitalized interest	3,159
Portion of rental expense representative of interest	1,653
Undistributed income of affiliate	(93,207)
Minority interest in net income of affiliates	73,596

$525,259

Fixed Charges:
Net interest expense(1)	52,615
Capitalized interest	3,048
Portion of rental expense representative of interest	1,653

$57,316

Ratio of earnings to fixed charges	9.2

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.